news release

The Annual General Meeting of shareholders of ArcelorMittal held today in Luxembourg approved all 12 resolutions on the agenda by a large majority

Luxembourg, 10 May 2011  -  837 961 831 or 53,68% of the Company's share capital, were present or represented at the meeting. The results of the votes will be posted in due course on www.arcelormittal.com under "Investors and Shareholders à Annual General Meeting - 10 May 2011."

In particular, the shareholders elected Mr. Bruno Lafont, Chairman and Chief Executive Officer of Lafarge, a leading construction materials company listed on Euronext Paris and the New York Stock Exchange, as a new independent director member of ArcelorMittal's Board of Directors. The AGM also re-elected Mr. Lakshmi N. Mittal, Mr. Lewis B. Kaden, Mr. Antoine Spillmann and H.R.H Prince Guillaume de Luxembourg as members of the Board. All directors serve for a term of three years.

In addition, the AGM approved the implementation of the new Restricted Share Unit Plan and Performance Share Unit Plan 2011-2020 under which grants may be made in accordance with the terms and conditions of the plans to qualifying members of the Company's senior management in relation to fiscal year 2011 instead of stock option grants.